

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. Shane Lowry
Chief Executive Officer
Quantum Energy, Inc.
29-3800 Pinnacle Way
Gallaghers Canyon, Kelowna, BC, Canada
 V1W 3Z8

>   **Re: Quantum Energy, Inc.**
>   **Form 10-KSB for Fiscal Year Ended February 28, 2007**
>   **Filed June 12, 2007**
>   **Form 8-K**
>   **Filed May 24, 2006**
>   **Response Letter Filed May 29, 2007**
>   **File No. 333-118138**

Dear Mr. Lowry:

        We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please note that in our prior comment letters, we have requested the following acknowledgements. Please provide these representations as part of your next response. The request is reproduced below for your convenience.

>   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

>   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Filed, May 24, 2006

2.	We note the pro forma information provided with your response letter. Please explain why your pro forma presentation does not include adjustment to reflect the effects of purchase accounting and other significant effects that are directly attributable to the transaction, expected to have a continuing effect and are factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

3.	We note your pro forma presentation is presented as of and for the years ended May 31. We further note the company has a fiscal year end of February 28. Please modify your pro forma income statement presentation to assume the transaction was consummated at the beginning of the fiscal year in which the transaction occurred through your fiscal year end. Please refer to Rule 11-02(b)(6) of Regulation S-X.

4.	Please provide the earnings per share amount for the company on the face of the pro forma condensed income statement. Please refer to Rule 11-02(b)(7) of Regulation S-X.

5.	Please refer to Rule 11-02(b)(2) of Regulation S-X and provide the introductory paragraph information described in that guidance.

6.	Please file your pro forma financial information on an amended Form 8-K as soon as practicable.

Form 10-KSB, for the Fiscal Year Ended February 28, 2007

Report of Independent Registered Public Accounting Firm, page F-2

7.	Please modify your document to include a 2007 audit report that is dated and identifies the office location of the opining auditor.

Financial statements

8.   It appears from your disclosures that you have acquired proved oil and gas properties. Please modify your document to include disclosures required under SFAS 69. In addition, please refer to Item 102 of Regulation S-K and Industry Guide 2 for additional guidance on required oil and gas disclosures and modify your disclosures accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief